UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	◻Form 10-K	◻ Form 20-F	◻Form 11-K	☒Form 10-Q	◻Form 10-D	◻Form N-SAR
◻Form N-CSR

For Period Ended: September 30, 2014

◻Transition Report on Form 10-K

◻Transition Report on Form 20-F

◻Transition Report on Form 11-K

◻Transition Report on Form 10-Q

◻Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

            READING INTERNATIONAL, INC.

Full Name of Registrant

Former Name if Applicable

            6100 Center Drive, Suite 900

Address of Principal Executive Office (Street and Number)

             Los Angeles,  CA 90045

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

☒

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

 State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reading International, Inc. ("we," "us," "our" and the “company”) was unable to file on time our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, because we discovered just prior to the filing deadline that our audited consolidated financial statements for the fiscal year ended December 31, 2013 and subsequent unaudited consolidated 2014 financial statements failed to reflect the tax effect of a year-end transaction by one of our consolidated Reading Australian subsidiaries.  The tax effect would have resulted in an increase of approximately $1.4 million in our deferred tax asset and total assets and a corresponding increase in our other comprehensive income and total liabilities and stockholders’ equity.  Although the tax effect was not material to our financial condition or the results of our operations, our failure to account for the tax effect implicated our financial reporting controls.

In light of management's discovery, we required further time to assess the effectiveness of our financial reporting controls, consult with our advisors and determine whether to take any corrective measures.

PART IV — OTHER INFORMATION

(1)            Name and telephone number of person to contact in regard to this notification

Andrzej Matyczynski	CFO	213-235-2235
(Name)		(Telephone Number)

(2)            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒    No ◻

(3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ◻    No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Name of Registrant as Specified in Charter)

has caused this notification t o be signed on its behalf by the undersigned hereunto duly authorized.

Date:November 12, 2014	/s/ Andrzej Matyczynski

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).